Exhibit 99.1
Operating and Financial Review
The following discussion should be considered together with our unaudited financial information included with this review and the periodic reports we file with the Securities and Exchange Commission, including the section contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2023, “Item 5. Operating and Financial Review and Prospects.” Certain information and disclosures normally included in consolidated financial statements prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”) have been omitted from this review.

As used herein, references to “we,” “us,” the “company,” or “trivago,” or similar terms shall mean trivago N.V. and, as the context requires, its subsidiaries.

Overview
trivago is a global hotel and accommodation search platform. We are focused on reshaping the way travelers search for and compare different types of accommodations, such as hotels, vacation rentals and apartments, while enabling our advertisers to grow their businesses by providing them with access to a broad audience of travelers via our websites and apps. Our platform allows travelers to make informed decisions by personalizing their search for accommodations and providing them with access to a deep supply of relevant information and prices. As of March 31, 2024, we offered access to more than 5.0 million hotels and other types of accommodation in over 190 countries, including over 3.8 million units of alternative accommodation, such as vacation rentals and apartments.

Our search platform forms the core of our user experience and can be accessed globally via 53 localized websites and apps available in 31 languages. Our users initially search via a text-based search function, which supports searches across a broad range of criteria. This leads through to a listings page that displays search results and allows for further refinement based on more nuanced filters. Additionally, we enhance our users’ experience by giving them the option to display their search results in listing or map formats. Users can search our platform on desktop and mobile devices, and benefit from a familiar user interface, resulting in a consistent user experience.

Financial Summary & Operating Metrics (€ millions, unless otherwise stated)

	Three months ended March 31,
	2024	2023	Δ Y/Y
Total revenue	101.4	111.0	(9)%
Referral Revenue	100.2	109.3	(8)%
Return on Advertising Spend	119.2%	168.2%	(49.0) ppts
Net income/(loss)	(8.4)	9.9	n.m.
Adjusted EBITDA(1)	(9.2)	18.6	n.m.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 8 to 9 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Recent Trends
While revenue and profitability decreased in the first quarter of 2024 compared to the same period in 2023, we saw first successes from our renewed brand marketing campaigns featuring our AI-driven creatives that we launched globally last year in late December.

Branded traffic channel volumes1 grew significantly year-over-year in our Developed Europe and Rest of World segments overall in direct response to our marketing campaigns, in line with our expectations. In our Americas segment, we continued to observe a varied response with branded traffic channel volumes in our North American markets performing significantly better compared to our Latin American markets year-over-year.

While performance marketing channels2 had gained a higher share of total traffic volumes in prior years, we have seen this trend starting to reverse as branded traffic channel volumes continue to gain share of our total traffic mix. In addition, significant Google advertisement changes have led to Google becoming a less attractive marketing channel for us. We continue to invest opportunistically in performance marketing channels, though we plan to maintain or selectively increase our profitability targets. We are not planning to compensate for volume losses stemming from performance marketing channels at a cost of long-term oriented brand investments. The overall volume losses this quarter in performance marketing channels were partially offset by our brand marketing gains.

We continued to observe improved booking conversion levels, providing high-quality and better converting traffic to our partners. We expect advertisers to react to this. The year started with softer bidding dynamics that gradually improved over the course of the quarter in Americas, while in Developed Europe and Rest of World we continue to see softer levels as compared to the prior year. We observed a shift in our advertiser mix. The softer bidding resulted in a more diverse marketplace, illustrating healthy dynamics in our marketplace.

Overall, total revenue decreased by 9% to €101.4 million primarily as a result of softer bidding dynamics in certain Developed Europe and Rest of World markets, as well as performance marketing channel volume losses in our Americas and Developed Europe segments.

Outlook
As we continue to deliver high-quality and better converting traffic, we believe advertisers will react by further re-investing on our platform which will drive growth. We continue to believe that, as we optimize and increase our brand marketing efforts throughout the course of 2024 as part of our multi-year strategy, this will have a positive impact on the volume of direct traffic to our platform. As we continue to re-invest our profits into our marketing strategy to fuel revenue growth, we continue to expect Adjusted EBITDA3 to be close to breakeven for the full year 2024.
1 Branded channel traffic volumes refers to the volume of traffic to our platform through: one of our localized platform websites, one of our downloadable mobile applications, branded search engine optimization marketing channels (or "branded free traffic") for keyword searches that are inclusive of the trivago brand name, and/or paid keyword searches that include the trivago brand name, such as "trivago" or "trivago hotel".
2 Performance marketing channel traffic volumes refers to the volume of traffic to our platform that is acquired for our website by purchasing certain keywords (excluding keyword combinations inclusive of the trivago brand name) from general search engines (referred to as “search engine marketing”), such as Google or Yahoo!, and through advertisements on other online marketing channels such as advertising networks, social media sites, and affiliate websites.
3 “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 8 to 9 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Revenue, Advertising Spend, and Return of Advertising Spend
Referral Revenue & Other Revenue
We match our users’ searches with large numbers of hotel and other accommodation offers through our auction platform, which we call our marketplace. With our marketplace, we provide advertisers a competitive forum to access user traffic by facilitating a vast quantity of auctions on any particular day. Advertisers submit hotel room and other accommodation rates and participate in our marketplace primarily by making bids for each user click on an advertised rate for a hotel or other accommodation on a cost-per-click, or CPC, basis. We also offer the option for our advertisers to participate in our marketplace on a cost-per-acquisition, or CPA, basis.

We earn substantially all of our revenue when users of our websites and apps click on hotel and accommodation offers or advertisements in our search results and are referred to one of our advertisers. We call this our Referral Revenue.

Management has identified three reportable segments, which correspond to our three operating segments: Americas, Developed Europe and Rest of World (RoW). Our Americas segment is comprised of Argentina, Brazil, Canada, Chile, Colombia, Ecuador, Mexico, Peru, the United States and Uruguay. Our Developed Europe segment is comprised of Austria, Belgium, Denmark, Finland, France, Germany, Ireland, Italy, the Netherlands, Norway, Portugal, Spain, Sweden, Switzerland and the United Kingdom. Our RoW segment is comprised of all other countries. In the first quarter of 2024, the most significant countries by revenue in that segment were Japan, Australia, Turkey, New Zealand, and Hong Kong.

We also earn revenue by offering our advertisers business-to-business (B2B) solutions such as data product offerings and subscription fees earned from advertisers for the trivago Business Studio subscriptions. These revenue streams do not represent a significant portion of our total revenue.

Referral Revenue by Segment & Other Revenue (€ millions)

	Three months ended March 31,
	2024	2023	Δ €	Δ %
Americas	€38.1	€40.5	€(2.4)	(6)%
Developed Europe	43.9	51.9	(8.0)	(15)%
Rest of World	18.2	16.9	1.3	8%
Total Referral Revenue	€100.2	€109.3	€(9.1)	(8)%
Other revenue	1.2	1.7	(0.5)	(29)%
Total revenue	€101.4	€111.0	€(9.6)	(9)%
Total revenue decreased by €9.6 million during the three months ended March 31, 2024, compared to the same period in 2023. The decrease was primarily driven by softer bidding dynamics and performance marketing traffic volume losses, partly offset by improved booking conversion and higher direct traffic volumes in response to our brand marketing investments.
Americas
Referral Revenue in Americas decreased by €2.4 million during the three months ended March 31, 2024, compared to the same period in 2023, primarily driven by reduced traffic volumes from increased competition on performance marketing channels. This was partly offset by higher branded traffic volumes particularly in our North American markets which performed much better than our Latin American markets as a result of our increased brand marketing investments and by better booking conversion, compared to the same period in 2023.

Developed Europe
Referral Revenue in Developed Europe decreased by €8.0 million during the three months ended March 31, 2024, compared to the same period in 2023, primarily driven by softer bidding dynamics on our platform and reduced traffic volumes from increased competition on performance marketing channels. These were partly offset by higher branded traffic volumes as a result of increased brand investments and better booking conversion, compared to the same period in 2023.

Rest of World
Referral Revenue in RoW increased by €1.3 million during the three months ended March 31, 2024, compared to the same period in 2023, primarily driven by higher traffic volumes as a result of increased brand investments and better booking conversion. This was partly offset by softer bidding dynamics on our platform and a negative foreign exchange rate impact, primarily due to the weakening of the Turkish Lira and Japanese Yen against the Euro, compared to the same period in 2023.

Other Revenue
Other revenue decreased by €0.5 million during the three months ended March 31, 2024, compared to the same period in 2023, mainly due to the progressive reduction of white label revenues as we discontinued the product over the course of 2023.

Advertiser Concentration
We generate the majority of our Referral Revenue from online travel agencies, or OTAs. For brands affiliated with Expedia Group, including Brand Expedia, Hotels.com, Orbitz, Travelocity, Hotwire, Wotif, Vrbo and ebookers, the share of our Referral Revenue was 37% during each of the three month periods ended March 31, 2024 and 2023. For brands affiliated with Booking Holdings, including Booking.com, Agoda and priceline.com, the share of our Referral Revenue was 39% during the three months ended March 31, 2024, compared to 43% in the same period in 2023.

Advertising Spend
Advertising Spend is included in selling and marketing expense and consists of fees that we pay for our various marketing channels like TV, search engine marketing, display and affiliate marketing, email marketing, online video, app marketing, content marketing, and sponsorship and endorsement.

Advertising Spend by Segment (€ millions)

	Three months ended March 31,
	2024	2023	Δ €	Δ %
Americas	€33.3	€22.9	€10.4	45%
Developed Europe	36.3	32.5	3.8	12%
Rest of World	14.5	9.6	4.9	51%
Total Advertising Spend	€84.1	€65.0	€19.1	29%

Total Advertising Spend increased by €19.1 million during the three months ended March 31, 2024, compared to the same period in 2023. The increase in Advertising Spend across all segments, compared to the same period in 2023, was driven by higher brand marketing investments made as part of our announced marketing strategy shift to fuel growth by increasing direct traffic to our platform, which were partly offset by lower performance marketing spend in Americas and Developed Europe due to increased competition.

Return on Advertising Spend (ROAS)
We track the ratio of our Referral Revenue to our Advertising Spend, or ROAS. We believe that ROAS is an indicator of the efficiency of our advertising and it is our primary operating metric.

ROAS by Segment (in %)

	Three months ended March 31,
	2024	2023	Δ ppts
ROAS
Americas	114.5%	177.0%	(62.5) ppts
Developed Europe	121.0%	159.8%	(38.8) ppts
Rest of World	125.1%	175.9%	(50.8) ppts
Global ROAS	119.2%	168.2%	(49.0) ppts

Global ROAS decreased by 49.0 ppts to 119.2% during the three months ended March 31, 2024, compared to the same period in 2023, mainly due to increased brand marketing efforts across all segments with the intention to increase the volume of direct traffic to our platforms. In the three months ended March 31, 2024, ROAS contribution decreased by €12.8 million, €11.8 million and €3.6 million in Americas, Developed Europe and RoW, respectively, compared to the same period in 2023.

Expenses
Expenses by cost category (€ millions)

	Three months ended March 31,				As a % of revenue
	2024	2023	Δ €	Δ %	2024	2023
Cost of revenue	€3.0	€3.2	€(0.2)	(6)%	3%	3%
Selling and marketing	88.8	70.1	18.7	27%	88%	63%
Advertising Spend	84.1	65.0	19.1	29%	83%	59%
Other selling and marketing	4.7	5.1	(0.4)	(8)%	5%	5%
Technology and content	12.5	12.5	0.0	—%	12%	11%
General and administrative	8.6	10.6	(2.0)	(19)%	8%	10%
Amortization of intangible assets	0.0	0.0	0.0	—%	0%	0%
Total costs and expenses	€113.0	€96.3	€16.7	17%	111%	87%
Note: Some figures may not add up due to rounding.

Cost of revenue
Cost of revenue decreased by €0.2 million during the three months ended March 31, 2024, compared to the same period in 2023, mainly due to a reduction of certain core cloud-related service provider costs that are closely related to revenue generation.

Selling and marketing
Selling and marketing expense increased by €18.7 million to €88.8 million during the three months ended March 31, 2024, compared to the same period in 2023, of which €84.1 million, or 95%, was Advertising Spend, see "Advertising Spend" above for further details.

Other selling and marketing expense decreased by €0.4 million during the three months ended March 31, 2024, compared to the same period in 2023. The decrease was mainly driven by lower expenses to acquire traffic and lower sponsorship event marketing costs. These were partly offset by higher personnel costs mainly driven by overall higher compensation levels compared to the same period in 2023.

Technology and content
Technology and content expense remained stable at €12.5 million during the three months ended March 31, 2024, compared to the same period in 2023. Higher non-core cloud-related service provider costs from our continued migration to cloud-based service providers were offset by lower rent expense, lower personnel costs, and lower content-related service provider costs. The reduction in the headcount-based allocated rent expense was due to the surrender of the remaining leased space in the prior year from our 2021 operating lease amendment. The reduction in personnel costs was mainly driven by a lower headcount and partly offset by lower capitalized developer salaries as certain projects finalized at the end of 2023.

General and administrative
General and administrative expense decreased by €2.0 million during the three months ended March 31, 2024, compared to the same period in 2023. The decrease was mostly driven by lower share-based compensation expense, lower personnel and recruiting costs, and lower expected credit losses on trade receivables. The lower personnel and recruiting costs were partly offset by higher professional fees relating to changes in the executive leadership.

Amortization of intangible assets
Amortization of intangible assets was €23 thousand during the three months ended March 31, 2024, compared to €33 thousand in the same period in 2023. During the first quarter of 2024, we stopped amortizing an intangible asset acquired through the weekengo GmbH acquisition due to its held for sale classification as of March 31, 2024.

Income taxes, net income/(loss) and Adjusted EBITDA(1) (€ millions)

	Three months ended March 31,
	2024	2023	Δ €
Operating income/(loss)	€(11.6)	€14.8	€(26.4)
Other income/(expense)
Interest expense	(0.0)	(0.0)	—
Interest income	0.9	1.0	(0.1)
Other, net	(0.0)	(0.2)	0.2
Total other income, net	€0.8	€0.8	€—

Income/(loss) before income taxes	(10.7)	15.6	(26.3)
Expense/(benefit) for income taxes	(2.4)	5.5	(7.9)
Income/(loss) before equity method investment	€(8.3)	€10.0	€(18.3)
Loss from equity method investment	(0.0)	(0.1)	0.1
Net income/(loss)	€(8.4)	€9.9	€(18.3)

Adjusted EBITDA(1)	€(9.2)	€18.6	€(27.8)
Note: Some figures may not add up due to rounding.
(1) “Adjusted EBITDA” is a non-GAAP measure. Please see “Definitions of Non-GAAP Measures” and “Tabular Reconciliations for Non-GAAP Measures” on pages 8 to 9 herein for explanations and reconciliations of non-GAAP measures used throughout this review.

Income taxes
Income tax benefit was €2.4 million during the three months ended March 31, 2024, compared to income tax expense of €5.5 million in the same period in 2023. The total weighted-average tax rate was 25.6% during the three months ended March 31, 2024, which was mainly driven by the German statutory tax rate of approximately 31.2% and the estimated permanent effects for the full year. Our effective tax rate during the three months ended March 31, 2024 was 22.2%, compared to 35.6% in the same period in 2023. The difference in effective tax rate during the three months ended March 31, 2024 compared to the same period in 2023 is primarily related to the lower share-based compensation expense recognized in the current year, which is not deductible for tax purposes, and the difference in pre-tax profit and loss position between periods.

The difference between the weighted-average tax rate of 25.6% and the effective tax rate of 22.2% during the three months ended March 31, 2024 is primarily attributable to the share-based compensation expense, which is not deductible for tax purposes.

An uncertain tax position in connection with unrecognized tax benefits relating to the deductibility of expenses amounted to €8.6 million as of March 31, 2024. A liability for these tax benefits is presented under other long-term liabilities in the unaudited condensed consolidated financial statements.

Net loss and Adjusted EBITDA
Net loss was €8.4 million and Adjusted EBITDA was a loss of €9.2 million during the three months ended March 31, 2024. The losses were a result of higher selling and marketing expenses as we invested into our brand marketing activities as part of our strategy shift to long-term growth and softer bidding dynamics on our platform which impacted our profitability.

Balance sheet and cash flows
Total cash, cash equivalents and restricted cash were €120.1 million as of March 31, 2024, compared to €102.2 million as of December 31, 2023. The increase of €17.9 million during the three months ended March 31, 2024, was mainly driven by €24.6 million cash provided by investing activities, partly offset by cash used in operating activities of €6.6 million and cash used in financing activities of €0.4 million.

Cash provided by investing activities during the three months ended March 31, 2024, was primarily driven by proceeds from sales and maturities of investments of €25.2 million which also resulted in the elimination of the short-term investment balance as of March 31, 2024. This was partly offset by cash outflows of €0.6 million related to capital expenditures, including internal-use software and website development.

Cash used in operating activities for the three months ended March 31, 2024, was primarily driven by the net loss of €8.4 million, partly offset by an overall positive change in operating assets and liabilities of €1.9 million. The positive change in operating assets and liabilities was primarily driven by an increase in accounts payable of €9.5 million, a decrease in tax receivables of €3.9 million, and a decrease in prepaid expenses and other assets of €2.2 million. These positive changes were partly offset by an increase in accounts receivable of €11.4 million due to higher revenues in the first quarter of 2024 compared to the fourth quarter of 2023, and a decrease in income tax payables of €2.0 million.

Cash used in financing activities for the three months ended March 31, 2024, was primarily driven by the payments totaling €0.3 million related to withholding taxes on net share settlements of equity awards.

Notes & Definitions:

Definitions of Non-GAAP Measures
Adjusted EBITDA:
We report Adjusted EBITDA as a supplemental measure to U.S. Generally Accepted Accounting Principles ("GAAP"). We define Adjusted EBITDA as net income/(loss) adjusted for:
•income/(loss) from equity method investment,
•expense/(benefit) for income taxes,
•total other (income)/expense, net,
•depreciation of property and equipment and amortization of intangible assets,
•impairment of, and gains and losses on disposals of, property and equipment,
•impairment of intangible assets and goodwill,
•share-based compensation, and
•certain other items, including restructuring, ADS cancellation fees, significant legal settlements and court-ordered penalties.

From time to time, we may exclude from Adjusted EBITDA the impact of certain items that affect the period-to-period comparability of our operating performance.

Adjusted EBITDA is a non-GAAP financial measure. A “non-GAAP financial measure” refers to a numerical measure of a company’s historical or future financial performance, financial position, or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with U.S. GAAP in such company’s financial statements. We present this non-GAAP financial measure because it is used by management to evaluate our operating performance, formulate business plans, and make strategic decisions on capital allocation. We also believe that this non-GAAP financial measure provides useful information to investors and others in understanding and evaluating our operating performance and consolidated results of operations in the same manner as our management, and the exclusion of certain expenses in calculating Adjusted EBITDA can provide a useful measure in comparing financial results between periods as these costs may vary independent of core business performance.

Our use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results reported in accordance with U.S. GAAP, including net income/loss. Some of these limitations are:

•Adjusted EBITDA does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
•Adjusted EBITDA does not reflect expenses, such as restructuring and other related reorganization costs;
•Although depreciation, amortization and impairments are non-cash charges, the assets being depreciated, amortized or impaired may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements; and
•Other companies, including companies in our own industry, may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

We periodically provide an Adjusted EBITDA outlook, however, we are not able to provide a reconciliation of our Adjusted EBITDA outlook to net income/(loss), the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of share-based compensation, interest, taxes, impairments, restructuring related costs and/or significant legal settlements and court-ordered penalties without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income/(loss) in the future.

Tabular Reconciliations for Non-GAAP Measures
Adjusted EBITDA (€ millions)

	Three months ended March 31,
	2024	2023
Net income/(loss)	€(8.4)	€9.9
Loss from equity method investment	(0.0)	(0.1)
Income/(loss) before equity method investment	€(8.3)	€10.0
Expense/(benefit) for income taxes	(2.4)	5.5
Income/(loss) before income taxes	€(10.7)	€15.6
Add/(less):
Interest expense	0.0	0.0
Interest income	(0.9)	(1.0)
Other, net	0.0	0.2
Operating income/(loss)	€(11.6)	€14.8
Depreciation of property and equipment and amortization of intangible assets	1.1	1.2
Share-based compensation	1.3	2.6
Adjusted EBITDA	€(9.2)	€18.6
Note: Some figures may not add up due to rounding.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
This review contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of the date of this review and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as "will," “intend” and “expect,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenue, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of trivago N.V.’s business. Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others:
•the extent to which our strategy of increasing brand marketing investments positively impacts the volume of direct traffic to our platform and grows our revenue in future periods without reducing our profits or incurring losses;
•the continuing negative impact of having almost completely ceased television advertising in 2020 and only having resumed such advertising at reduced levels in recent years on our ability to grow our revenue;
•our reliance on search engines, particularly Google, whose search results can be affected by a number of factors, many of which are not in our control;
•the promotion by Google of its own product and services that compete directly with our hotel and accommodation search;
•our continued dependence on a small number of advertisers for our revenue and adverse impacts that could result from their reduced spending or changes in their cost-per-click, or CPC, bidding strategy;
•our ability to generate referrals, customers, bookings or revenue and profit for our advertisers on a basis they deem to be cost-effective;
•factors that contribute to our period-over-period volatility in our financial condition and result of operations;
•the potential negative impact of a worsening of the economic outlook and inflation on consumer discretionary spending;
•any further impairment of intangible assets;
•geopolitical and diplomatic tensions, instabilities and conflicts, including war, civil unrest, terrorist activity, sanctions or other geopolitical events or escalations of hostilities, such as the war in Ukraine and the ongoing conflict affecting the Middle Eastern region;
•increasing competition in our industry;
•our ability to innovate and provide tools and services that are useful to our users and advertisers;
•our business model's dependence on consumer preferences for traditional hotel-based accommodation;
•our dependence on relationships with third parties to provide us with content;
•changes to and our compliance with applicable laws, rules and regulations;
•the impact of any legal and regulatory proceedings to which we are or may become subject; and
•potential disruptions in the operation of our systems, security breaches and data protection,

as well as other risks and uncertainties detailed in our public filings with the SEC, including trivago's Annual Report on Form 20-F for the fiscal year ended December 31, 2023, as such risks and uncertainties may be updated from time to time. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this review, whether as a result of new information, future events or otherwise.